VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

April 18, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Palmer Square SSI Alternative Income Fund

Ladies and Gentlemen:

This letter summarizes the comment provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 18, 2012, regarding Post-Effective Amendment No. 242 to the Registrant’s Form N-1A registration statement with respect to the Palmer Square SSI Alternative Income Fund series of the Registrant (the “Fund”).  The Fund’s response to Mr.Howell’s comment appears below, and the Fund has made corresponding changes in Post-Effective Amendment Number 248 to the Registrant’s Form N-1A registration statement (the “Amendment”), which the Fund has filed with the SEC today.

SUMMARY PROSPECTUS

Principal Investment Strategies

1.  If the Fund will include the term “Convertible” in its name, please state that the Fund has adopted a policy under normal market conditions of investing 80 percent of its net assets, plus borrowings for investment purposes. in convertible securities.

Response:  Based on our discussions with the Staff, and as noted above, the Fund has determined to change its name to the “Palmer Square SSI Alternative Income Fund.”  In accordance with available SEC staff guidance regarding Rule 35d-1 under the Investment Company Act of 1940, and based on our discussions with Mr. Howell, the Fund has also amended its prospectus to state that it will seek income as its primary investment objective.  The Fund’s prospectus also states that the Fund will seek absolute returns as a secondary investment objective.  The Fund understands that, in keeping with the SEC staff guidance mentioned earlier, the reference to “Income” rather than “Convertible” in its amended name will not require the Fund to have a policy of investing 80 percent of its net assets, plus borrowings for investment purposes, in convertible securities.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua B. Sterling (202.373.6556) or Michael Glazer (213.680.6646) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Joshua B. Sterling

Joshua B. Sterling, Esq.
Bingham McCutchen LLP